UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

BIOSPHERE MEDICAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

09066V 10 3

(CUSIP Number)

ANDREW I. KOVEN

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY

SEPRACOR INC.

84 WATERFORD DRIVE

MARLBOROUGH, MASSACHUSETTS 01752

(508) 481-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09066V 10 3

1.	Name of Reporting Person Sepracor Inc. I.R.S. Identification No. of above person (entities only) 22-2536587

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power 4,724,110 shares†*

	8.	Shared Voting Power 0 shares*

	9.	Sole Dispositive Power 4,724,110 shares†*

	10.	Shared Dispositive Power 0 shares*

11.	Aggregate Amount Beneficially Owned by Reporting Person 4,724,110 shares†*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 25.7%†*

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09066V 10 3

1.	Name of Reporting Person Aptiom, Inc. I.R.S. Identification No. of above person (entities only) 27-0788759

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power 4,724,110 shares†*

	8.	Shared Voting Power 0 shares*

	9.	Sole Dispositive Power 4,724,110 shares†*

	10.	Shared Dispositive Power 0 shares*

11.	Aggregate Amount Beneficially Owned by Reporting Person 4,724,110 shares†*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 25.7%†*

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09066V 10 3

1.	Name of Reporting Person Dainippon Sumitomo Pharma America Holdings, Inc. I.R.S. Identification No. of above person (entities only) 27-0534130

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power 4,724,110 shares†*

	8.	Shared Voting Power 0 shares*

	9.	Sole Dispositive Power 4,724,110 shares†*

	10.	Shared Dispositive Power 0 shares*

11.	Aggregate Amount Beneficially Owned by Reporting Person 4,724,110 shares†*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 25.7%†*

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09066V 10 3

1.	Name of Reporting Person Dainippon Sumitomo Pharma Co., Ltd. I.R.S. Identification No. of above person (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Osaka, Japan.

Number of Shares Beneficially Owned Reporting Person With	7.	Sole Voting Power 4,724,110 shares†*

	8.	Shared Voting Power 0 shares*

	9.	Sole Dispositive Power 4,724,110 shares†*

	10.	Shared Dispositive Power 0 shares*

11.	Aggregate Amount Beneficially Owned by Reporting Person 4,724,110 shares†*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 25.7%†*

14.	Type of Reporting Person (See Instructions) CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the above filing persons that they are the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

† Assumes the conversion of 4,820 shares of Series A Convertible Preferred Stock into 1,205,000 shares of BioSphere common stock and the exercise of warrants to purchase 200,000 shares of BioSphere common stock.

* See Item 5.  The above totals include 84,277 shares of BioSphere common stock beneficially owned by Timothy J. Barberich and 10,500 shares of BioSphere common stock beneficially owned by Robert F. Scumaci.

AMENDMENT NO. 6 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 6 to Statement on Schedule 13D (“Amendment No. 6”) amends and restates in its entirety the Amendment No. 5 to Statement on Schedule 13D (“Amendment No. 5”) filed by Sepracor Inc. (“Sepracor”) with the Securities and Exchange Commission on July 24, 2008.  This Amendment No. 6 is being filed to report the additional beneficial owners of BioSphere Medical, Inc. common stock.  Such change is due to the acquisition of a majority ownership interest in Sepracor by Dainippon Sumitomo Pharma Co., Ltd. (“DSP”).  On September 15, 2009, pursuant to the Agreement and Plan of Merger, dated as of September 3, 2009, by and among Sepracor, DSP and Aptiom, Inc. (“Aptiom”), a direct wholly-owned subsidiary of Dainippon Sumitomo Pharma America Holdings, Inc. (“DSPAH”) and an indirect wholly-owned subsidiary of DSP, DSP and Aptiom commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Sepracor.  The initial offering period of the Offer expired at 12:00 Midnight, New York City time, at the end of the day on Tuesday, October 13, 2009, and Aptiom accepted for payment all shares of Sepracor common stock that were validly tendered and not properly withdrawn in the Offer as of that time.  As a result of such acceptance, Aptiom, as well as, DSPAH and DSP, through their direct and indirect ownership of Aptiom, respectively, acquired majority ownership interest in Sepracor.

The Statement on Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.       Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (“Issuer Common Stock”), of Biosphere Medical, Inc., a Delaware corporation (“BioSphere” or “Issuer”).  The principal executive offices of BioSphere are located at 1050 Hingham Street, Rockland, Massachusetts 01752.

Item 2.       Identity and Background

This statement is being filed by Sepracor, a Delaware corporation (“Sepracor”), Aptiom, Inc., a Delaware corporation (“Aptiom”), Dainippon Sumitomo Pharma Co., Ltd., a joint stock corporation organized under the laws of Japan (“DSP”), and Dainippon Sumitomo Pharma America Holdings, Inc., a Delaware corporation (“DSPAH,” and together with Aptiom and DSP, the “Additional Beneficial Owners”).

Sepracor’s principal business is the discovery, development and commercialization of differentiated pharmaceutical products that address large and growing markets and unmet medical needs and that are prescribed principally by primary care physicians and certain specialists.  The address of the principal executive offices of Sepracor is 84 Waterford Drive, Marlborough, Massachusetts 01752.  Set forth on Schedule A is the name, residence or business address, citizenship and present principal occupation or employment of each of Sepracor’s directors and executive officers (the “Schedule A Persons”).  All Schedule A Persons are U.S. citizens, except as otherwise indicated on Schedule A.  Neither Sepracor nor, to Sepracor’s best knowledge, any Schedule A Person is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

DSP is a leading, Tokyo Stock Exchange listed, Japanese pharmaceutical company with a diverse portfolio of pharmaceutical, animal health and food and specialty products, with a strong research and development presence in the areas of central nervous system, diabetes, cardiovascular disease, and inflammation/allergy, and has approximately 5,000 employees.  DSP is a joint stock corporation incorporated under the laws of Japan and traces its history from the formation in 1897 of Dainippon Pharmaceutical Co., Ltd.  It adopted its current name in 2005 in connection with the merger of Sumitomo Pharmaceuticals Co., Ltd., and Dainippon Pharmaceutical Co., Ltd.  DSP’s principal executive office is located at 2-6-8 Doshomachi, Chuo-ku, Osaka 541-0045, Japan, telephone number 011-81-6-6203-4690.  Information required pursuant to Items 2(a), 2(b), 2(c), 2(d), 2(e) and 2(f) for each of DSP’s directors and executive officers (the “DSP Directors and Officers”) is set forth in Section 9 and Schedule I of the Offer to Purchase (“Offer to Purchase”), dated September 15, 2009, attached as Exhibit (a)(1)(A) to the Schedule TO - Tender Offer Statement of Aptiom and DSP filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2009 (as thereafter amended and supplemented, the “Schedule TO”), and is incorporated herein by reference.

DSPAH is a direct wholly-owned subsidiary of DSP.  DSPAH’s principal executive office is located at One Bridge Plaza, Suite 510, Fort Lee, New Jersey 07024.  Set forth on Schedule B is the name, residence or business address, citizenship and present principal occupation or employment of each of DSPAH’s directors and executive officers (the “Schedule B Persons”).  All Schedule B Persons are citizens of Japan, except as otherwise indicated on Schedule B.  Neither DSPAH nor, to DSPAH’s best knowledge, any Schedule B Person is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Aptiom is a direct wholly-owned subsidiary of DSPAH and an indirect wholly-owned subsidiary DSP.  Aptiom’s principal executive office is located at One Bridge Plaza, Suite 510, Fort Lee, NJ 07024, telephone number 201-592-2066.  Information required pursuant to Items 2(a), 2(b), 2(c), 2(d), 2(e) and 2(f) for each of Aptiom’s directors and executive officers (the “Aptiom Directors and Officers”) is set forth in Section 9 and Schedule I of the Offer to Purchase and is incorporated herein by reference.

Item 3.       Source and Amount of Funds or Other Consideration

(a)                                                                    Sepracor purchased 1,369,788 shares of Issuer Common Stock in June 1996 (the “1996 Purchase”) for $5,547,641, as further described in Item 4 below.

(b)                                                                   Sepracor purchased 454,545 shares of Issuer Common Stock in July 2000 (the “2000 Purchase”) for $4,999,995, as further described in Item 4 below.

(c)                                                                    Sepracor purchased (i) 4,000 shares of BioSphere Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which are convertible into 1,000,000 shares of Issuer Common Stock, subject to adjustment, and (ii) a warrant (the “Warrant”) to purchase 200,000 shares of Issuer Common Stock at an exercise price of $4.00 per share, subject to adjustment, in November 2004 (the “2004 Purchase”) for an aggregate purchase price of $4,000,000, as further described in Item 4 below.

Sepracor used its working capital to fund each of the 1996 Purchase, the 2000 Purchase and the 2004 Purchase.

(d)                                                                   Sepracor acquired an aggregate of 820 shares of Series A Preferred Stock (the “Series A Dividend Shares”), which are convertible into 205,000 shares of Issuer Common Stock, on various dates between the closing of the 2004 Purchase and July 31, 2009, as further described in Item 4 below.

Item 4.       Purpose of Transaction

(a)                                                                    Under the terms of the Technology Transfer and License Agreement, dated as of January 1, 1994 (the “Technology Agreement”), between the Issuer and Sepracor, Sepracor transferred and licensed technology to BioSphere in exchange for 3,999,999 shares of Issuer Common Stock.

The foregoing summary of the Technology Agreement is qualified in its entirety by reference to the full text of the Technology Agreement, which is included as Exhibit 7(a) to this Schedule 13D.

The 1996 Purchase.  Sepracor and the Issuer entered into an Agreement, dated as of March 29, 1996 (the “Loan Agreement”), providing for, among other things, (i) a loan by Sepracor to the Issuer of up to $5,500,000 and (ii) the issuance by the Issuer to Sepracor of a Convertible Subordinated Note in the principal amount of $5,500,000 (the “Note”). On June 10, 1996, Sepracor converted the outstanding principal, plus accrued interest, of the Note into an aggregate of 1,369,788 shares of Issuer Common Stock.

The foregoing summary of the 1996 Purchase is qualified in its entirety by reference to the full text of each of the Loan Agreement and the Note, which are included as Exhibits 7(b) and 7(c), respectively, to this Schedule 13D.

(c)                                                                    The 2000 Purchase.  The Issuer entered into a Stock Purchase Agreement, dated as of July 28, 2000 (the “Stock Purchase Agreement”), with Sepracor and several other investors named therein (the “Other Investors”).  Under the terms of the Stock Purchase Agreement, Sepracor purchased an aggregate of 454,545 shares of Issuer Common Stock for an aggregate purchase price of $4,999,995.

The foregoing summary of the 2000 Purchase is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is included as Exhibit 7(d) to this Schedule 13D.

(d)                                                                   The Public Offering.  On July 9, 2001, Sepracor sold 2,000,000 shares of Issuer common stock in an underwritten public offering (the “Public Offering”) at a price per share to the public of $11.00.  In connection with the Public Offering, Sepracor also granted to the underwriters a 30-day option to purchase 600,000 shares of Issuer Common Stock from Sepracor to cover over-allotments, if any (the “Over-Allotment Option”).  On August 6, 2001, pursuant to the Over-Allotment Option, Sepracor sold 600,000 shares of Issuer Common Stock at a price per share to the public of $11.00.

(e)                                                                    The 2004 Purchase.  The Issuer entered into a Securities Purchase Agreement, dated as of November 10, 2004 (the “Securities Purchase Agreement”), with Sepracor and one other purchaser, Cerberus Partners, L.P. (“Cerberus”).

Under the terms of the Securities Purchase Agreement, Sepracor purchased 4,000 shares of Series A Preferred Stock, which are convertible into an aggregate of 1,000,000 shares of Issuer Common Stock, subject to adjustment, and the Warrant, pursuant to which Sepracor may purchase 200,000 shares of Issuer Common Stock at an exercise price of $4.00 per share, subject to adjustment, for an aggregate purchase price of $4,000,000.  In addition, BioSphere is required to make a 6% per annum dividend payment, which is payable quarterly, on all then-outstanding shares of Series A Preferred Stock, which, at BioSphere’s election, can be paid in cash or additional shares of Series A Preferred Stock.

The foregoing summary of the 2004 Purchase is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is included as Exhibit 7(e) to this Schedule 13D.

(f)                                                                      The Series A Dividend Shares.  Pursuant to the terms of the 2004 Purchase, the Issuer is required to make a 6% per annum dividend payment, which is payable quarterly, on the then-outstanding shares of Series A Preferred Stock.  Such dividend is payable, at the election of the Issuer, in cash or additional shares of Series A Preferred Stock.  The Issuer has elected, each quarter since the Series A Preferred Stock was first issued in November 2004, to pay Sepracor its Series A dividend in additional shares of Series A Preferred Stock, rather than cash.  Sepracor has acquired, from the Issuer in payment of the Series A Preferred Stock dividend, an aggregate of 820 shares of Series A Preferred Stock.

Sepracor currently holds its interest in the Issuer for investment purposes.

None of the Additional Beneficial Owners have any current intention to cause Sepracor to hold its interest in the Issuer other than for investment purposes.  The Additional Beneficial Owners acknowledge that, unless otherwise determined under applicable law, they will be subject to limitations on their ability to effect certain “business combinations” involving the Issuer pursuant to Section 203 of the Delaware General Corporation Law, unless they obtain the approval of the board of directors of the Issuer and such business combination is authorized at an annual or special meeting of the Issuer’s shareholders, and not by written consent, by the affirmative vote of at least 662/3% of the shares of Issuer’s voting stock not held by them.

Item 5.       Interest in Securities of the Issuer

(a)                                                                    The Additional Beneficial Owners, Sepracor, the Aptiom Directors and Officers, the DSP Directors and Officers, the Schedule A Persons and the Schedule B Persons may be deemed to beneficially own an aggregate of 4,724,110 shares of Issuer Common Stock.  Based on the 18,391,585 shares of Issuer Common Stock that were issued and outstanding as of July 31, 2009, and assuming (i) Sepracor’s conversion of its 4,820 shares of Series A Preferred Stock into 1,205,000 shares of Issuer Common Stock, (ii) Sepracor’s exercise of the Warrant into 200,000 shares of Issuer Common Stock and (iii) the Schedule A Persons’ exercise of options and warrants, which are exercisable within 60 days of the date hereof, to purchase 25,000 shares of Issuer Common Stock, the 4,724,110 shares beneficially owned by the Additional Beneficial Owners, Sepracor, the Aptiom Directors and Officers, the DSP Directors and Officers, the Schedule A Persons and the Schedule B Persons, calculated in accordance with Rule 13d-3 of the Exchange Act, represent approximately 25.7% of the issued and outstanding shares of Issuer Common Stock.

(b)                                                                   Each of the Additional Beneficial Owners and Sepracor has the sole power to vote, or to direct the vote of the same 4,629,333 shares and the sole power to dispose of, or to direct the disposition of the same 4,629,333 shares of Issuer Common Stock.  The Schedule A Persons each have sole power to vote, or to direct the voting of, and sole power to dispose of, or to direct the disposition of, the shares of Issuer Common Stock each is deemed to beneficially own, as set forth on Schedule A, except as otherwise indicated on Schedule A.

(c)                                                                    Except as described in Item 4 above, there have been no transactions in the Issuer Common Stock effected by the Additional Beneficial Owners, Sepracor or, to the Additional Beneficial Owners and/or Sepracor’s knowledge, by the Aptiom Directors and Officers, the DSP Directors and Officers, the Schedule A Persons and the Schedule B Persons, as applicable, during the 60 days prior to the filing of this statement.

(d)-(e)                                                 Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described below and in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other persons with respect to any securities of the Issuer.

Under the terms of the Technology Agreement, Sepracor has the right, subject to certain conditions and limitations, to request the Issuer to register up to 4,000,000 shares of Issuer Common Stock.

The foregoing summary of the terms of the Technology Agreement is qualified in its entirety by reference to the full text of the Technology Agreement, which is included as Exhibit 7(a) to this Schedule 13D and is incorporated herein by reference.

In connection with the 2000 Purchase, the Issuer, Sepracor and the Other Investors entered into a registration rights agreement, dated as of July 28, 2000 (the “Registration Rights Agreement”), which provides for registration under the Securities Act of 1933, as amended, of the shares of Issuer Common Stock purchased by Sepracor and the Other Investors under the Stock Purchase Agreement.

The foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 7(f) to this Schedule 13D and is incorporated herein by reference.

In connection with the purchase and sale of certain shares of Issuer Common Stock and of Issuer warrants, the Issuer entered into a stock and warrant purchase agreement, dated as of February 4, 2000 (the “Stock and Warrant Purchase Agreement”), with Timothy Barberich a Schedule A Person, and several other investors named therein. In connection with this same transaction, the Issuer entered into a warrant agreement, dated as of February 4, 2000 (the “Warrant Agreement”), with Mr. Barberich and several other investors named therein.

The foregoing summary of the terms of the Stock and Warrant Purchase Agreement and the Warrant Agreement is qualified in its entirety by reference to the full text of each of the Stock and Warrant Purchase Agreement and the Warrant Agreement, which are included as Exhibits 7(g) and 7(h), respectively, to this Schedule 13D and are incorporated herein by reference.

In connection with the Public Offering, the Issuer, Sepracor and UBS Warburg LLC, US Bancorp Piper Jaffray Inc. and Adams, Harkness & Hill, Inc., as representatives of the underwriters (the “Underwriters”), entered into an underwriting agreement, dated July 3, 2001 (the “Underwriting Agreement), pursuant to which, among other things, Sepracor granted the Underwriters a 30-day option to purchase up to 600,000 shares of Issuer Common Stock from Sepracor to cover over-allotments, if any.

The foregoing summary of the terms of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is included as Exhibit 7(i) to this Schedule 13D and is incorporated herein by reference.

In connection with the 2004 Purchase, the Issuer, Sepracor and Cerberus entered into an investor rights agreement, dated as of November 10, 2004 (the “Investor Rights Agreement”), which provides for registration under the Securities Act of 1933, as amended, of the shares of Issuer Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrant.

In connection with the 2004 Purchase, on December 23, 2004, the Issuer, Sepracor and Cerberus entered into a Restrictive Covenants Agreement (the “Restrictive Covenants Agreement”), pursuant to which the parties agreed to amend certain terms of the Series A Preferred Stock and the Warrant.  Specifically, the Issuer agreed not to issue any shares of its Common Stock upon conversion of the Series A Preferred Stock and/or upon exercise of the Warrant to the extent that such conversion and/or exercise would result in (i) a change of control (within the meaning of Nasdaq Marketplace Rule 4350(i)(1)(B), or (ii) the aggregate issuance to Sepracor and Cerberus of shares of Issuer Common Stock totaling more than 19.9% of Issuer Common Stock outstanding as of November 10, 2004, for purposes of Nasdaq Marketplace Rule 4350(i)(1)(D).  In addition, Sepracor and Cerberus each agreed not to vote, or cause to be voted, in any matter in which holders of Series A Preferred Stock vote together with the holders of Issuer Common Stock as one class, more than the number of shares of Issuer Common Stock in respect of its shares of Series A Preferred Stock that exceeds the quotient of (x) the aggregate purchase price paid by such investor for its shares of Series A Preferred Stock divided by (y) the closing bid price of the Issuer Common Stock on November 10, 2004.  The Issuer Sepracor and Cerberus further agreed that (i) the Issuer will submit to its stockholders for approval amendments (the “Necessary Amendments”) to the Certificate of Designations, Preferences and Rights of Series A Preferred Stock of BioSphere filed with the Secretary of State of the State of Delaware on November 9, 2004 (the “Certificate of Designations”), and (ii) that the Restrictive Covenants Agreement shall remain in full force and effect until the earlier of (x) the time that the Necessary Amendments to the Certificate of Designations are approved by the Issuer’s stockholders or (y) termination of the Restrictive Covenants Agreement pursuant to its terms.

On December 23, 2004, the Issuer also entered into an Amendment No. 1 to Sepracor’s Warrant (the “Warrant Amendment”).  Pursuant to the terms of the Warrant Amendment, Sepracor may not exercise its Warrant to the extent that such exercise, when aggregated with any shares of Issuer Common Stock issued upon conversion of Sepracor’s shares of Series A Preferred Stock, would result in (i) a change of control (within the meaning of Nasdaq Marketplace Rule 4350(i)(1)(B)), or (ii) the issuance of more than 19.9% of Issuer Common Stock outstanding as of November 10, 2004, for purposes of Nasdaq Marketplace Rule 3450(i)(1)(D).

On May 18, 2005, the Issuer’s stockholders approved the Necessary Amendments and, accordingly, the Restrictive Covenants Agreement terminated.

On September 3, 2009, Sepracor entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among DSP, Aptiom and Sepracor.  Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Aptiom commenced a tender offer (the “Offer”) on September 15, 2009 to acquire all of the outstanding shares of common stock of Sepracor, par value $0.10 per share, at a purchase price of $23.00 per share in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which was filed along with the Offer to Purchase, each as amended or supplemented from time to time.

The initial offering period of the Offer expired at 12:00 Midnight, New York City time, at the end of the day on Tuesday, October 13, 2009, and Aptiom accepted for payment all shares of Sepracor common stock that were validly tendered and not properly withdrawn in the Offer.  As a result of such acceptance, DSPAH and DSP, through their direct and indirect ownership of Aptiom, respectively, acquired majority ownership interest in Sepracor.

The foregoing summary of the terms of the Investor Rights Agreement, the Warrant, the Restrictive Covenants Agreement and the Warrant Amendment is qualified in its entirety by reference to the full text of each of the Investor Rights Agreement, the Warrant, the Restrictive Covenants Agreement and the Warrant Amendment, which are included as Exhibits 7(j), 7(k), 7(l) and 7(m), respectively, to this Schedule 13D and are incorporated herein by reference.  Further, the summary of the terms of the Merger Agreement set forth in section 13 “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Exhibit 7(n).

Item 7.     Material to be Filed as Exhibits

The following documents are filed as exhibits:

a.                                       Technology Transfer and License Agreement, dated as of January 1, 1994, between the Issuer and Sepracor (Incorporated herein by reference from Sepracor’s Annual Report on Form 10-K for the year ended December 31, 1998).

b.                                      Agreement, dated as of March 29, 1996, between the Issuer and Sepracor (previously filed).

c.                                       Convertible Subordinated Note dated March 29, 1996, made by the Issuer in favor of Sepracor (previously filed).

d.                                      Stock Purchase Agreement, dated as of July 28, 2000, by and among the Issuer and the several purchasers named on Exhibit A attached thereto (Incorporated herein by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

e.                                       Securities Purchase Agreement, dated as of November 10, 2004, between the Issuer and the investors identified on the signature pages thereto (Incorporated herein by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2004).

f.                                         Registration Rights Agreement, dated as of July 28, 2000, by and among the Issuer and the individuals listed on Exhibit A attached thereto (Incorporated herein by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

g.                                      Stock and Warrant Purchase Agreement, dated as of February 4, 2000, between the Issuer and the individuals listed on the Schedule of Purchasers attached thereto (Incorporated herein by reference from the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1999).

h.                                      Warrant Agreement, dated as of February 4, 2000, between the Issuer and the individuals listed on the Schedule of Purchasers attached thereto (Incorporated herein by reference from the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1999).

i.                                          Form of Underwriting Agreement by and among Issuer, Sepracor and UBS Warburg LLC, U.S. Bancorp Piper Jaffray Inc. and Adams, Harkness & Hill, Inc (Incorporated herein by reference from the Issuer’s Registration Statement on Form S-3 (File No. 333-62272)).

j.                                          Investor Rights Agreement, dated as of November 10, 2004, between the Issuer and the investors identified on the signature pages thereto (Incorporated herein by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2004).

k.                                       Warrant No. 2004-2, dated as of November 10, 2004, issued by the Issuer to Sepracor (Incorporated herein by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2004).

l.                                          Restrictive Covenants Agreement made and entered into as of December 23, 2004 by and among the Issuer, Cerberus and Sepracor (Incorporated herein by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2004).

m.                                    Amendment No. 1 to Warrant No. 2004 - 2 dated December 23, 2004 (Incorporated herein by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2004).

n.                                      Agreement and Plan of Merger, dated as of September 3, 2009, by and among DSP, Aptiom and Sepracor (incorporated by reference to Exhibit 2.1 Sepracor’s Current Report on Form 8-K, File No. 000-19410, filed with the SEC on September 3, 2009).

o.                                      Offer to Purchase dated September 15, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Aptiom and DSP with the SEC on September 15, 2009).

Signature

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2009	SEPRACOR INC.

	By:	/s/ ROBERT F. SCUMACI
		Name:	Robert F. Scumaci
		Title:	Chief Financial Officer

Dated: October 14, 2009	DAINIPPON SUMITOMO PHARMA CO., LTD.

	By:	/s/ YUTAKA TAKEUCHI
		Name:	Yutaka Takeuchi
		Title:	Member, Board of Directors, and Executive Officer

Dated: October 14, 2009	DAINIPPON SUMITOMO PHARMA AMERICA HOLDINGS, INC.

	By:	/s/ NOBUHIKO TAMURA
		Name:	Nobuhiko Tamura
		Title:	President

Dated: October 14, 2009	APTIOM, INC.

	By:	/s/ NOBUHIKO TAMURA
		Name:	Nobuhiko Tamura
		Title:	President

Signature Page – BioSphere 13D/A

Schedule A

NAME	BUSINESS ADDRESS	SHARES OF ISSUER BENEFICIALLY OWNED
EXECUTIVE OFFICERS OF SEPRACOR

Timothy J. Barberich Executive Chairman	84 Waterford Drive Marlborough, MA 01752	84,277

Adrian Adams President and Chief Executive Officer	84 Waterford Drive Marlborough, MA 01752	0

Mark H.N. Corrigan Executive Vice President, Research and Development	84 Waterford Drive Marlborough, MA 01752	0

Mark Iwicki Executive Vice President and Chief Commercial Officer	84 Waterford Drive Marlborough, MA 01752	0

Andrew I. Koven Executive Vice President, General Counsel	84 Waterford Drive Marlborough, MA 01752	0

Robert F. Scumaci Executive Vice President, Chief Financial Officer	84 Waterford Drive Marlborough, MA 01752	10,500

DIRECTORS OF SEPRACOR (PRESENT PRINCIPAL OCCUPATION)

Koichi Tamura Manager of DSP, Corporate Planning since April 2009.	6-8 Doshomachi 2-Chome Chuo-Ku, Osaka 541-0045, Japan	0

Hiroshi Nomura Executive Officer of DSP; in charge of Corporate Planning, Finance & Accounting and Information Systems Planning since June 2009. Executive Officer of DSP.	6-8 Doshomachi 2-Chome Chuo-Ku, Osaka 541-0045, Japan	0

Yoshiharu Ikeda Director of DSP, Corporate Planning since June 2009.	6-8 Doshomachi 2-Chome Chuo-Ku, Osaka 541-0045, Japan	0

Robert J. Cresci (Managing Director, Pecks Management Partners)	Pecks Management Partners One Rockefeller Plaza Suite 320 New York, NY 10020	0

Lisa Ricciardi (Adjunct Partner, Essex Woodlands Health Ventures)	40 Old Post Road Rye, NY 10580	0

Timothy J. Rink	41 Avenue Hector Otto MC 98000, Monaco	0

Noriaki Okuda Director of DSP, Legal Affairs (June 2008 to present).	6-8 Doshomachi 2-Chome Chuo-Ku, Osaka 541-0045, Japan	0

Nobuhiko Tamura President and Secretary, Aptiom, Inc.; President and Chairman, Dainippon	One Bridge Plaza, Suite 510 Fort Lee, New Jersey 07024.	0

A-1

Sumitomo Pharma America Holdings, Inc.; President, Dainippon Sumitomo Pharma America, Inc.

Hitoshi Odagiri Senior Vice President, Marketing and Sales, Dainippon Sumitomo Pharma America Inc. since June 2009.	One Bridge Plaza, Suite 510 Fort Lee, New Jersey 07024	0

A-2

Schedule B

NAME	BUSINESS ADDRESS	SHARES OF ISSUER BENEFICIALLY OWNED
EXECUTIVE OFFICERS OF DSPAH

Nobuhiko Tamura President and Secretary, Aptiom, Inc.; President and Chairman, Dainippon Sumitomo Pharma America Holdings, Inc.; President, Dainippon Sumitomo Pharma America, Inc.	One Bridge Plaza, Suite 510 Fort Lee, New Jersey 07024	0

Mr. Naoki Noguchi Secretary	One Bridge Plaza, Suite 510 Fort Lee, New Jersey 07024	0

DIRECTORS OF DSPAH (PRESENT PRINCIPAL OCCUPATION)

Nobuhiko Tamura President and Secretary, Aptiom, Inc.; President and Chairman, Dainippon Sumitomo Pharma America Holdings, Inc.; President, Dainippon Sumitomo Pharma America, Inc.	One Bridge Plaza, Suite 510 Fort Lee, New Jersey 07024	0

B-1